Exhibit (e)(4)
CHANGE IN CONTROL AGREEMENT
     This Change in Control Agreement (the “Agreement”) is made by and between Genelabs Technologies, Inc. (“Genelabs”) and Daniel Clint Webb (“Employee”).
     I. Severance Payments and Benefits. In the event that there is an Involuntary Termination (as defined below) of Employee’s employment with Genelabs or with any successor thereto (collectively the “Company”) within eighteen (18) months immediately following the effective date of a Change in Control (as defined below), subject to the obligations and conditions set forth in Section IV and V below, Employee shall be entitled to receive the following:
          A. Salary Continuation. For a total of twelve (12) full calendar months after such Involuntary Termination, continued payment of base salary at the rate in effect for Employee immediately prior to the time of the event resulting in Employee’s Involuntary Termination, or if greater, immediately prior to the Involuntary Termination, paid at periodic intervals in accordance with the Company’s payroll practices for salaried employees and subject to all applicable tax withholding requirements.
          B. Bonus Payment. A lump sum payment equal to 100% of Employee’s target bonus potential pursuant to any annual bonus or incentive plan or program for the calendar year in which the Involuntary Termination takes place pro rated for the number of full months Employee was employed by the Company in the applicable calendar year, subject to all applicable tax withholding requirements.
          C. Health Care Coverage. For a total of twelve (12) full calendar months immediately following the Employee’s Involuntary Termination, continued coverage under the Company’s medical and dental benefit plans, without charge, for Employee and/or Employee’s eligible dependents upon their respective election to receive such continued benefit plan coverage pursuant to the federal law known as COBRA. Any other coverage which Employee and/or Employee’s dependents may elect during or after the twelve (12) month period of Company-paid coverage, pursuant to COBRA, shall be at the sole cost and expense of Employee and/or Employee’s eligible dependents.
          D. Option Acceleration Benefits. All unvested shares of any and all stock options granted by the Company or any successor to Employee shall vest in full and become immediately exercisable.
     II. Internal Revenue Code Section 280G Treatment. Notwithstanding anything set forth in this Agreement to the contrary, if any payment or benefit Employee would receive from Genelabs (or its successor) (“Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be reduced to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in Employee’s receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments or benefits (or a cancellation of the acceleration of vesting of stock options or equity awards) constituting “parachute payments” is necessary so that the Payment equals the Reduced Amount, such reduction and/or cancellation of acceleration shall occur in the order that provides the maximum economic benefit to Employee. In the event that acceleration of vesting of stock option or equity award compensation is to be reduced, such acceleration of vesting also shall be canceled in the order that provides the maximum economic benefit to Employee. For greater clarity, for purposes of such reductions, if applicable, cash payments will be reduced prior to the reduction of any equity acceleration, and any later cash payments will be reduced prior to the reduction of any earlier cash payments. The accounting firm engaged by Genelabs for general audit purposes as of the day prior to the Change in Control shall perform the foregoing calculations and shall make any and all determinations regarding the order in which payments or benefits shall be reduced, if applicable. If the accounting firm so engaged by Genelabs is unwilling or unable to make such determinations, Genelabs shall appoint a nationally recognized accounting firm to make the determinations required hereunder. Genelabs shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder. The accounting firm engaged to make the determinations shall provide its calculations, together with detailed supporting documentation, to Genelabs and Employee as soon as practicable after the date on which Employee’s right to a Payment is triggered (if requested at that time by Genelabs (or its successor) or Employee) or such other time as requested by Genelabs or Employee. If the accounting firm determines that no Excise Tax is payable with respect to a Payment, either before or after the application of the Reduced Amount, it shall furnish Genelabs (or its successor) with an opinion reasonably acceptable to Employee that no Excise Tax will be imposed with respect to such Payment. Any good faith determinations of the accounting firm made under this hereunder shall be final, binding, and conclusive upon Genelabs (or its successor) and Employee.
     III. Definitions. For the purposes of this Agreement, the following definitions shall apply:
          A. “Involuntary Termination” shall exclude any termination of Employee’s employment by reason of Employee’s death or due to Employee’s disability (within the meaning of section 22(e)(3) of the Code) or by the Company for Cause (as defined below), and shall mean and include:
               1. any other termination of Employee’s employment by Company;
               2. Employee’s resignation within ninety (90) days following:
                    a. a reduction in Employee’s rate of base salary by more than ten percent (10%), unless the reduction is part of an overall reduction for all employees at the same level as Employee;
                    b. a relocation by the Company of Employee’s place of employment by more than fifty (50) miles, without Employee’s written consent; or

                    c. a material reduction in the level of Employee’s duties and responsibilities; provided, however, that it shall not be deemed an “Involuntary Termination” if , upon or following a Change in Control, Employee’s duties and responsibilities remain the same as those prior to the Change in Control but Employee’s title and/or reporting relationship is changed, provided, further, that Employee shall have given written notice to the Company through the highest level employee of its human resources department (or the equivalent) within ninety (90) days of the first occurrence of a, b or c above, and the Company shall have had a period of not less than thirty (30) days within which to cure the action(s) described in the notice given by the Employee.
          B. A termination for “Cause” shall mean termination of Employee’s employment by the Company for any of the following reasons:
               1. Employee’s conviction of or plea of guilty or nolo contendre to a felony offense;
               2. Employee’s commission of an act of fraud against the Company, material misappropriation of Company property, or embezzlement of Company funds;
               3. Employee’s breach of one or more of Employee’s obligation under any applicable confidential/proprietary/trade secret information and/or inventions agreement(s);
               4. Employee’s engaging in any employment or business activity that is in competition with the business or proposed business of the Company;
               5. misconduct by the Employee which has a materially adverse effect upon the Company’s operations, business or reputation; or
               6. if Employee is an officer of the Company, a material breach of any of Employee’s fiduciary obligations.
          C. “Change in Control” means a change in the ownership or control of the Company, effected through any of the following events:
               1. any “person,” as such term is used in Sections 13(d) and 14 (d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (other than the Company; any trustee or other fiduciary holding securities under an employee benefit plan of the Company; or any company owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of common stock of the Company) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such person any securities acquired directly from the Company or its affiliates) representing fifty percent (50%) or more of the combined voting power of the Company’s then outstanding securities;

                    2. during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company (the “Board”), and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in clause (1), (3) or (4) of this definition) whose election by the Board or nomination for election by the Company’s shareholders was approved by a vote of at least two thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority thereof;
                    3. the shareholders of the Company approve a merger or consolidation of the Company with any other corporation, other than (A) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company, at least sixty percent (60%) of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation or (B) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person acquires more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities; or
                    4. the shareholders of the Company approve an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets.
          IV. Conditions Upon Payment. No severance payments or benefits shall be made pursuant to Section I herein unless and until Employee executes (and does not revoke, as applicable) a full waiver and release of all claims against the Company, its directors, officers, employees and agents, in a form provided by the Company, within no more than twenty-one (21) calendar days (forty-five (45) calendar days for a group termination) following Employee’s termination of employment with the Company. If Employee is entitled to benefits under the Workers Adjustment Retraining Notification Act of 1988, the California Labor Code section 1400 et seq. or any similar state or local statute (together the “WARN Act”), Employee’s payments paid pursuant to this Agreement shall be reduced dollar for dollar by any benefits received under the WARN Act.
          V. Section 409A. It is intended that this Agreement shall comply with the provisions of Section 409A of the Code and the regulations and guidance promulgated thereunder (“Section 409A”) so as not to subject Employee to the payment of additional taxes and interest under Section 409A. In furtherance of this intent, this Agreement shall be interpreted, operated, and administered in a manner consistent with these intentions, and to the extent that any regulations or other guidance issued under Section 409A would result in Employee being subject to payment of additional income taxes or interest under Section 409A, the Company agrees to amend this Agreement as may be necessary in order to avoid the application of such taxes or interest under Section 409A. Notwithstanding any provision to the contrary in this Agreement, if Employee is deemed on the date of termination to be a “specified employee” within the meaning of that term under Section 409A(a)(2)(B), then with regard to any payment or the provision of any benefit that is specified as subject to this paragraph, such payment or benefit shall not be made or provided (subject to the last sentence of this paragraph) prior to later of (a) the earlier of (i) the expiration of the six (6)-month period measured from the date of Employee’s “separation from service” (as such term is defined under Section 409A), and (ii) the date of the Employee’s death and (b) if the termination of employment occurs on or within 21 calendar days (or in the case of a group termination, 45 calendar days) prior to the end of a calendar year, to the extent subject to Section 409A, none of the Salary Continuation nor the Bonus Payment shall be paid prior to the first business day of the immediately following calendar year (each of (a)(i), (a)(ii) and (b), a “Delay Period”). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this paragraph (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to Employee in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.
          VI. Successors. Any successor (or parent thereof) to the Company (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) or to all or substantially all of the Company’s business and/or assets shall assume the obligations under this Agreement and agree expressly to perform the obligations under this Agreement in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession. For all purposes under this Agreement, the term “Company” shall include any successor (or parent thereof) to the Company’s business and/or assets. All rights of the Employee hereunder shall inure to the benefit of, and be enforceable by, the Employee’s personal or legal representatives, executors, administrators, successors, heirs, devisees and legatees. Employee shall have no right to assign any of his obligations or duties under this Agreement to any other person or entity.
          VII. Governing Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of California, without regard to its choice of law rules.
          VIII. Waiver/Modification. No provision of this Agreement shall be amended, modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by the Employee and by an authorized officer of the Company (other than the Employee). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.
          IX. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.
          X. Prior Agreements. This Agreement shall supersede all prior arrangements, whether written or oral, and understandings regarding the subject matter of this Agreement; provided that this Agreement shall not supersede the terms of the Employee’s stock option award agreements or the applicable stock option plans.
          XI. Severability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.

          XII. No Representations. Each party acknowledges that he or she or it is not relying and has not relied on any promise, representation or statement made by or on behalf of the other party that is not set forth in this Agreement.
          XIII. Notices. Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid. In the case of the Employee, mailed notices shall be addressed to him or her at the most recent home address on file with the Company. In the case of the Company, mailed notices shall be addressed to its corporate headquarters and directed to the attention of its Chief Legal Officer.

     IN WITNESS WHEREOF, the parties below, duly authorized, hereby agree to the terms and conditions of this Agreement effective as of April 21, 2008.

GENELABS TECHNOLOGIES, INC.

By:	/s/ Irene A. Chow, Ph.D. Name: Irene A. Chow, Ph.D.
Title: Executive Chairman of the Board of Directors

EMPLOYEE

/s/ Daniel Clint Webb Name: Daniel Clint Webb

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